

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

DIVISION OF
CORPORATION FINANCE

February 16, 2006

Via Facsimile at (212) 371-5407 and U.S. Mail

Gerald Gordon, Esq.
Weisman Celler Spett & Modlin, P.C.
445 Park Avenue
New York, NY 10022

       Re: **Trans-Lux Corporation**
               Schedule TO-I and 13E-3
               Filed February 7, 2006
               SEC File No. 5-43336

Dear Mr. Gordon:

      We have the following comments on your filings.

General

Special Factors

1.   Expand your discussion of the factors underlying the fairness determination to ensure that you address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in greater detail. Where certain factors were not deemed relevant, please disclose this fact and the reasons for making the determination that they were irrelevant. In that regard we note your disclosure that going concern value, liquidation value and net book value were not deemed relevant. Due to differing conversion prices and ratio between the Notes it appears that investors interest in the going concern value, net book vale and liquidation vale may be impacted by the exchange.   In addition, please discuss recent and historical prices and how they impacted the fairness determination. In that regard, we note that the 81/4% Notes have traded at a discount to the 71/2% Notes.

2.   Please revise the disclosure in this section to describe any negative factors the board considered in making its fairness determination.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review.

Trans-Lux Corporation
February 7, 2006

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 Please direct any questions to me at (202) 551-3345.

 Sincerely,

 Michael Pressman
 Special Counsel
 Office of Mergers
 and Acquisitions